EXHIBIT 99.93
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[GRAPHIC OMITTED]
[MACLEOD DIXON LLP LETTERHEAD]



Our File: 193661






September 3, 2004

TRANSMITTED VIA SEDAR

The securities regulatory
authorities in each of the provinces
of Canada

Dear Sirs:

RE:      ADVANTAGE ENERGY INCOME FUND
         SHORT FORM PROSPECTUS DATED SEPTEMBER 3, 2004

We refer to the short form prospectus of Advantage Energy Income Fund dated September 3, 2004 (the "Prospectus") relating to the offering of 3,500,000 subscription receipts, $75,000,000 aggregate principal amount of 7.50% extendible convertible unsecured subordinated debentures and $50,000,000 aggregate principal amount of 7.75% extendible convertible unsecured subordinated debentures.

We hereby consent to the references to our firm's name and to our opinions under the headings "Canadian Federal Income Tax Considerations" in the Prospectus and reference to our opinions on the face page of the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Yours truly,


MACLEOD DIXON LLP

(signed) "MACLEOD DIXON LLP"